Exhibit 21.1

SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT

The following are the significant subsidiaries of Surna Inc. as of December 31, 2016 and the states or jurisdictions in which they are organized. Indentation indicates the principal parent of each subsidiary. Except as otherwise specified, in each case Surna Inc. owns, directly or indirectly, 100% of the voting securities of each subsidiary.

Name	State or jurisdiction of Entity
Hydro Innovations, LLC	Colorado